Exhibit 99.3

ReNew Power Announces Results for the Second Quarter (Q2 FY22)

and First Half of Fiscal 2022, both ended September 30, 2021 (H1 FY22)

LONDON, Nov. 17, 2021: ReNew Energy Global plc (“ReNew Power”), India’s leading renewable energy company, today announced its consolidated results for the Q2 FY22 and H1 FY22.

Operating Highlights:

•

As of September 30, 2021, our portfolio consisted of 10,217 MWs of which 6,315 MW projects are commissioned; an increase of 15.6% over September 30, 2020 and 3,902 MW are committed, out of which power purchase agreements (“PPAs”) are signed for 2,699 MWs.

•

Total Income (or total revenue) for H1 FY22 was INR 38,119 million (US $ 514 million), an increase of 26.0% over H1 FY21. Total Income for the Q2 FY22 was INR 21,312 million (US$ 287 million), an increase of 44.3% over Q2 FY21.

•

Net loss for H1 FY22 was INR 9,849 million (US$ 133 million) compared to a net loss of INR 592 million in H1 FY21. The net loss for H1 FY22 included INR 16,407 million (US$ 221 million) of charges related to listing on Nasdaq Stock Market LLC, issuance of share warrants, listing related share based payments and others.

•

Adjusted EBITDA(2) (Non-IFRS) for H1 FY22 was INR 31,902 million (US$ 430 million), an increase of 27.9% over H1 FY21. Adjusted EBITDA for Q2 FY22 was INR 18,184 million (US$ 245 million), an increase of 50.3% over Q2 FY21. Adjusted EBITDA was not adjusted for the net negative impact of weather relative to normal of approximately INR 2,966 million (US $40 million) H1 FY22 and approximately INR 1,632 million (US$ 22 million) for Q2 FY22.

•

Non-IFRS Cash Flow to Equity (2) (“CFe”) from Operating Assets for H1 FY22 was INR 14,264 million (US$ 192 million), an increase of 84.3% over H1 FY21. Non-IFRS Cash Flow to Equity (“CFe”) from Operating Assets for the Q2 FY22 was INR 6,802 million (US$ 92 million), an increase of 757.5% over Q2 FY21.

Portfolio Adjusted EBITDA Run Rate as of November 15, 2021

As of November 15, 2021, 7.0 GWs of capacity was commissioned. The chart below provides the Portfolio Adjusted EBITDA Run Rate which is an estimation of the Adjusted EBITDA once capacity is operating for a full year.

	INR million	US $ million
Operating Capacity (7 GWs)	59,700 – 64,500	805-870
Signed PPAs (2.1 GWs)	16,300 – 17,400	220-235
LOA received, PPA to be signed (1.2 GWs)	7,500 – 8,200	101-111
Total portfolio (10.3 GWs)	83,500 – 90,100	1,126-1,216

Note: Construction (including land acquisition) typically takes approximately six to 18 months for utility-scale wind energy projects, and four to 12 months for utility-scale solar energy projects. PPAs are typically signed three to six months after receipt of the LOA although there have been recent delays in receiving PPAs principally due to COVID-19.

Guidance for FY22

Our estimate remains at 8.2 GWs of capacity operating by the end of FY22 and Adjusted EBITDA for FY22, excluding the impact of weather, will be approximately INR 60,750 million (or US$810 million using a foreign exchange rate of Indian rupees into U.S. dollars of INR 75.00 to US$1.00).

Form 6-K containing financial statements and discussion of financial results has been filed with the SEC and can be accessed at www.sec.gov.

Webcast and Conference Call Information

A conference call has been scheduled to discuss these earnings results at 8:30 a.m. Eastern Time on November 18, 2021. The conference call can be accessed live via at https://edge.media-server.com/mmc/p/e5mfmik9 or by phone (toll-free) by dialing US/Canada: (855) 881 1339, UK: 0800 051 8245, India: 0008 0010 08443, SG: 800 101 2785, Japan: 005 3116 1281 or +61 7 3145 4010 (toll). A transcript / audio replay will be available following the call on the ReNew Investor Relations website at https://investor.renewpower.in/news-events/events.

Notes:

(1)

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 74.16 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

(2)

This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” filed on form 6K with the SEC at www.sec.gov. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included on form 6-K filed with SEC at www.sec.gov.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that we will be able to sign a PPA even though we have a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew Power

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew Power and its subsidiaries.

We are one of the largest renewable energy Independent Power Producers (IPPs) in India and globally, according to IHS Markit. We develop, builds, own, and operate utility-scale wind, solar energy projects, hydro projects and distributed solar energy projects. As of September 30, 2021, we had a total capacity of approximately 10.2 GW of renewable energy projects across India including commissioned and committed projects.

Contacts:

Contacts: For investor enquiries, please contact ir@renewpower.in ; Media queries, Arijit Banerjee, Arijit.banerjee@renewpower.in, +91-9811609245; Madhur Kalra, Madhur.kalra@renewpower.in, +91-9999016790